UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 January 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exchange release

20 January 2026

Update - Jansen Stage 1 Potash Project

BHP has completed a detailed review of cost and schedule estimates for Stage 1 of the Jansen potash project (Jansen Stage 1) and confirms that the total investment1 estimate for Jansen Stage 1 will increase to US$8.4 billion (including contingencies) and the first production schedule has reverted to the original schedule of mid CY2027.

In July 2025, BHP confirmed that it expected to update the market on the timing and capital expenditure estimate for Jansen Stage 1 in H2 FY2026. The investment cost estimate has been updated from the previously estimated range of US$7.0 billion to US$7.4 billion (including contingencies) announced in July 2025 and the US$5.7 billion initial estimate of the investment cost for Jansen Stage 1 when the project was approved in August 2021. As announced in July 2025, these cost increases have been driven by inflationary and real cost escalation pressures, design development and scope changes and lower productivity outcomes.

The majority of the cost increase since the estimated range announced in July 2025 is from construction hours and quantities of materials that were not included in previous execution cost estimates. These construction costs were identified following the comprehensive review of Jansen Stage 1 budget and schedule.

BHP has implemented a response plan to address cost and schedule risks for Jansen Stage 1 which has improved productivity, strengthened project management and enhanced oversight of execution contracts. This plan is expected to support sustained efficiency gains in the delivery of Jansen Stage 1 and improved capital intensity in subsequent phases of the Jansen Project.

Jansen Stage 1 continues to progress and is 75% complete. BHP continues to expect Jansen Stage 1 to deliver approximately 4.15 million tonnes per annum (Mtpa) of production. At consensus prices, Jansen Stage 1 has an updated internal rate of return of 7.9% to 9.1% and an updated expected payback period of 11 to 15 years from first production2. Underlying EBITDA margins for Jansen Stage 1 remain strong at approximately 63% to 64% due to its low-cost position3.

BHP President Americas, Brandon Craig said

“Jansen is an important pillar in BHP’s long-term growth strategy and is a long-life, low cost expandable asset that is expected to generate benefits for shareholders for decades. Once operational, Jansen will establish BHP as a leading player in the global potash industry. We remain positive about the progress at Jansen and in potash as a future facing commodity with strong long-term demand fundamentals driven by population growth, better diets, rising living standards, and the need for more productive and sustainable use of arable land.”

BHP is continuing to advance construction of Jansen Stage 2 and will implement the project execution improvements identified in the review of the investment cost and schedule estimates for Jansen Stage 1. BHP expects to update the market on the investment expenditure estimate for Jansen Stage 2 in Q4 FY2026.

Longer term, Jansen has the potential for two additional expansions to reach an ultimate production capacity of 16 to 17 Mtpa (subject to studies and approvals).

Authorised for lodgement by Stefanie Wilkinson, Group Company Secretary

BHP Group Limited ABN 49 004 028 077

Footnotes

1.

Investment expenditure includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and 3rd party rail line) and related contingencies.

2.

Price assumptions reflect a range of Argus and CRU prices. Jansen Stage 1 internal rate of return range is post-tax, nominal and reflects Argus and CRU prices (Average 2029–2039: US$349/t Argus and US$256/t CRU, FOB Vancouver, Real 1 Jan 2026). The internal rate of return is the expected internal rate of return based on Jansen Stage 1’s cashflows across approximately 90-year mine life.

3.	Jansen Stage 1 EBITDA margin reflects a range of Argus and CRU prices across approximately 90-year mine life.

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 20 January 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary